

February 28, 2014

Via E-mail
Sean J. Folkson
Chief Executive Officer
NightFood Holdings, Inc.
85 Parkview Road
Elmsford, NY 10523

> **Re:** **NightFood Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 18, 2014**
> **File No. 333-193347**

Dear Mr. Folkson:

We have reviewed your response letter dated February 18, 2014 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed February 18, 2014

Financial Statements, page F-1

1. We note in response to prior comment six from our letter to you dated February 4, 2014 that you have revised NightFood, Inc.'s consolidated balance sheets, statements of stockholders' equity and earnings per share calculations on the face of the statements of operations to reflect the share exchange on a retroactive basis. Please tell us why the audit report has not been updated to address the changes to the historical financial statements of NightFood, Inc., and explain why you have not included disclosure in the notes to the financial statements to reference the retroactive treatment.

Financial Statements, F-12

2.   We note your disclosure specifying that NightFood Holdings, Inc. was incorporated on October 16, 2013 at which time NightFood, Inc. became a wholly-owned subsidiary. Please disclose this information in the notes to the December 31, 2013 interim financial statements and retitle the financial statements accordingly.

Note 5- Capital Stock Activity, page F-17

3.   The third bullet point appears to have a typographical error. In this manner, the disclosure references activity that occurred during the second quarter ended December 31, 2014. Please revise your disclosure accordingly.

Exhibits

4.   We note your response to prior comment 10 and and reissue such comment. In that regard, we note that you have not refiled the relevant exhibit. Please amend your filing to resubmit Exhibit 3.1 in a text searchable format. See Section 5.1 of the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 25 (September 2013) and Item 301 of Regulation S-T.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Jenifer Gallagher, Staff Accountant, at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or Laura Nicholson, Staff Attorney, at (202) 551-3584, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Frank J. Hariton, Esq.